# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bimergen Energy Corp, CIK 0001066764
CUSIP: 84856X205
Title of class of securities: Common Stock, Warrants
Address of issuer's principal executive offices: 895 DOVE STREET, SUITE 300, NEWPORT BEACH, California (CA), 92660
Date of event which requires filing of this statement: 02/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001541901

## Reporting persons
- Encompass Capital Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (9.99% of the class)
  Comment: Includes (a) 700,000 common shares, par value per share ("Common Share") of the Issuer, (b) 1,000,000 warrants with a strike price of $11.875 (the "Warrants"), and (c) 300,000 pre-funded warrants (the "Pre-Funded Warrants"), both the Warrants and the Pre-Funded Warrants are exercisable for Common Shares and subject to a beneficial ownership limitation of 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of the Common Shares upon exercise of the warrants (the "9.99% Blocker"). Exercise of the warrants is subject to the 9.99% Blocker and the percentage set forth in row (11) gives effect to the 9.99% Blocker.
- Todd J. Kantor: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (9.99% of the class)
  Comment: Includes (a) 700,000 Common Shares, (b) 1,000,000 warrants with a strike price of $11.875 (the "Warrants"), and (c) 300,000 Pre-Funded Warrants, both the Warrants and the Pre-Funded Warrants are exercisable for Common Shares and subject to a beneficial ownership limitation of 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of the Common Shares upon exercise of the warrants. Mr. Kantor is the managing member of each of Encompass Capital Advisors LLC and Encompass Capital Partners LLC. Mr. Kantor disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein. Exercise of the warrants is subject to the 9.99% Blocker and the percentage set forth in row (11) gives effect to the 9.99% Blocker.
- Encompass Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,585,972; sole dispositive power 0; shared dispositive power 1,585,972; aggregate amount beneficially owned 1,585,972 (7.92% of the class)
  Comment: Includes (a) 555,090 Common Shares, (b) 792,986 warrants with a strike price of $11.875 (the "Warrants"), and (c) 237,896 Pre-Funded Warrants, both the Warrants and the Pre-Funded Warrants are exercisable for Common Shares and subject to a beneficial ownership limitation of 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of the Common Shares upon exercise of the warrants. Exercise of the warrants is subject to the 9.99% Blocker and the percentage set forth in row (11) gives effect to the 9.99% Blocker.
- Encompass Capital Master Fund LP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,027,094; sole dispositive power 0; shared dispositive power 1,027,094; aggregate amount beneficially owned 1,027,094 (5.13% of the class)
  Comment: Includes (a) 359,483 Common Shares, (b) 513,547 warrants with a strike price of $11.875 (the "Warrants"), and (c) 154,064 Pre-Funded Warrants, "), both the Warrants and the Pre-Funded Warrants are exercisable for Common Shares and subject to a beneficial ownership limitation of 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of the Common Shares upon exercise of the warrants. Exercise of the warrants is subject to the 9.99% Blocker and the percentage set forth in row (11) gives effect to the 9.99% Blocker.

## Item 1. Issuer
Name of issuer: Bimergen Energy Corp
Address of issuer's principal executive offices: 895 DOVE STREET, SUITE 300, NEWPORT BEACH, CA 92660

## Item 2. Person Filing
Name of person filing:
Encompass Capital Advisors LLC
Todd J. Kantor
Encompass Capital Partners LLC
Encompass Capital Master Fund L.P.
Address of principal business office or, if none, residence:
Encompass Capital Advisors LLC: 200 Park Avenue, Suite 1604, New York, NY 10166
Todd J. Kantor: c/o Encompass Capital Advisors LLC, 200 Park Avenue, Suite 1604, New York, NY 10166
Encompass Capital Partners LLC: 200 Park Avenue, Suite 1604, New York, NY 10166
Encompass Capital Master Fund L.P.: Ogier global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, E9 KY1-9009
Citizenship:
Encompass Capital Advisors LLC is a Delaware Limited Liability Company
Todd J. Kantor is a US citizen
Encompass Capital Partners LLC is a Delaware Limited Liability Company
Encompass Capital Master Fund L.P. is a Cayman Islands Exempted Limited Partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Encompass Capital Advisors LLC
2,000,000

Todd J. Kantor
2,000,000

Encompass Capital Partners LLC
1,585,972

Encompass Capital Master Fund L.P.
1,027,094
Percent of class:
Encompass Capital Advisors LLC
9.99%

Todd J. Kantor
9.99%

Encompass Capital Partners LLC
7.92%

Encompass Capital Master Fund L.P.
5.13%
Sole power to vote or to direct the vote:
Encompass Capital Advisors LLC
0

Todd J. Kantor
0

Encompass Capital Partners LLC
0

Encompass Capital Master Fund L.P.
0
Shared power to vote or to direct the vote:
Encompass Capital Advisors LLC
2,000,000

Todd J. Kantor
2,000,000

Encompass Capital Partners LLC
1,585,972

Encompass Capital Master Fund L.P.
1,027,094
Sole power to dispose or to direct the disposition:
Encompass Capital Advisors LLC
0

Todd J. Kantor
0

Encompass Capital Partners LLC
0

Encompass Capital Master Fund L.P.
0
Shared power to dispose or to direct the disposition:
Encompass Capital Advisors LLC
2,000,000

Todd J. Kantor
2,000,000

Encompass Capital Partners LLC
1,585,972

Encompass Capital Master Fund L.P.
1,027,094

The Pre-Funded Warrants contain a provision which precludes exercise of the Pre-Funded Warrants to the extent that, following exercise, Encompass Capital Advisors LLC, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding. Encompass Capital Advisors LLC is currently prohibited from exercising the Pre-Funded Warrants to the extent that such exercise would result in the Reporting Persons' beneficial ownership of more than 700,000 shares of common stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on SCHEDULE 13G with respect to the shares of Common Stock of Bimergen Energy Corp, dated as of February 27, 2026 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 27, 2026

Encompass Capital Advisors LLC
By: Todd J. Kantor
Name: Todd J. Kantor
Title: Managing Member

Todd J. Kantor
By: Todd J. Kantor
Name: Todd J. Kantor

Encompass Capital Partners LLC
By: Todd J. Kantor
Name: Todd J. Kantor
Title: Managing Member

Encompass Capital Master Fund L.P.
By: Todd J. Kantor
Name: Todd J. Kantor
Title: Director

## Signatures
- Encompass Capital Advisors LLC: Todd J. Kantor, Todd J. Kantor / Managing Member (02/27/2026)
- Todd J. Kantor: Todd J. Kantor, Todd J. Kantor (02/27/2026)
- Encompass Capital Partners LLC: Todd J. Kantor, Todd J. Kantor / Managing Member (02/27/2026)
- Encompass Capital Master Fund LP: Todd J. Kantor, Todd J. Kantor / Director (02/27/2026)